SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of November 2005

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Aixtron AG: Leading Taiwan University selects Thomas Swan CCS

    AACHEN, Germany & TAOYUAN COUNTY, Taiwan--(BUSINESS WIRE)--Nov. 21, 2005--AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, is pleased to announce the receipt of a purchase order for a Thomas Swan 3x2" Close Coupled Showerhead (CCS) gallium nitride (GaN) epitaxy reactor at National Central University (NCU), Optical Science Center, Taoyuan County, Taiwan R.O.C. The system will be used to provide high quality GaN-based epitaxial materials for research on a wide range of LED structures. The addition of the new 3x2" MOCVD research complements NCU's other research tools, such as an existing AIX 200/4 RF-S MOCVD system which was acquired in 1999 for the Compound Semiconductors Laboratory. Professor Jenq-Yang Chang, Director of NCU's Optical Sciences Center, comments: "One of the most important applications for GaN materials are LEDs for next-generation solid state lighting. NCU chose Thomas Swan's CCS technology because of success with the existing AIXTRON system and good relations with the company. The results that we have achieved with the AIX 200/4 RF horizontal flow reactor were groundbreaking. This is thanks to the MOCVD process being exceptionally stable; a key requirement for sophisticated optoelectronic devices. Our fruitful co-operations with AIXTRON over the last three years, combined with AIXTRON's excellent service and support have been essential for continuing our story of success. Adding now the Close-Coupled Showerhead technology to our MOCVD portfolio will allow us to cover a broadest range of research topics. We are convinced that this reactor has significant advantages compared to other vertical reactors, especially in terms of stability and uniformity. These properties will allow us to perform our research on an unsurpassed quality level." Dr. Bernd Schulte, Executive Vice President and COO of AIXTRON adds: "We are very pleased that NCU has selected the Thomas Swan CCS reactor and look forward to their reporting further impressive results. This is another demonstration of the superior capability of our vertical reactor CCS concept in areas such as advanced optoelectronic structures in GaN-based solid state lighting." The NCU's Optical Science Center is actively involved in research into GaN LEDs, lasers and other devices. NCU is one of the most renowned research universities in Taiwan. It was founded in 1915 in Nanjing, China, and became one of the top universities in Asia. Re-established in Taiwan in 1962, the NCU has an established reputation for the development of cutting edge science and technology having won recognition for academic excellence in many fields including microelectronics and optoelectronics. For example, early in 2003 the NCU reported the successful operation of electrically pumped violet laser diodes which were developed on their AIX 200/4 RF system. The university also has a cooperation agreement with AIXTRON under which, the NCU began operating as a Demonstration Laboratory for AIXTRON. This has enabled AIXTRON customers to see for themselves the quality of the GaN wafers grown on AIXTRON equipment.

    Additional information is available on AIXTRON's website at http://www.aixtron.com.

    Forward-Looking Statements: This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.
    Additional Information: For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at http://www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin- Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart

    CONTACT: AIXTRON AG
             Investor Relations, +49-241-8909464
             invest@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: November 21, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO